Exhibit 12.1

	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Earnings
Loss before tax	(1,283,745)	(1,723,346)	(49,939)	(4,977,034)	(9,401,844)	(1,451,394)
Less: Share of results of equity investees	—	—	—	—	(3,134,283)	(483,850)
Less: Impairment of investments accounted for under cost method and available-for-sale securities	—	—	—	—	(611,108)	(94,339)
Add: Fixed charges	60,159	148,288	216,104	390,246	721,735	111,417
Total Earnings	(1,223,586)	(1,575,058)	166,165	(4,586,788)	(4,934,718)	(761,788)

Fixed Charges
Interest expense	—	8,324	8,437	28,825	82,507	12,737
An estimate of the interest within rental expense	60,159	139,964	207,667	361,421	639,228	98,680
Total Fixed Charges	60,159	148,288	216,104	390,246	721,735	111,417

Deficiency	(1,283,745)	(1,723,346)	(49,939)	(4,977,034)	(5,656,453)	(873,205)